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                                                     Registration No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                                  BLUEFLY, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

             DELAWARE                                           13-3612110
  (State or Other Jurisdiction                               (I.R.S. Employer
of Incorporation or Organization)                         Identification Number)

                               42 West 39th Street
                            New York, New York 10018
                                 (212) 944-8000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                of the Registrant's Principal Executive Offices)

                              Melissa Payner-Gregor
                             Chief Executive Officer
                                  Bluefly, Inc.
                               42 West 39th Street
                            New York, New York 10018
                                 (212) 944-8000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   ----------

                                   Copies to:
                            Richard A. Goldberg, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3500

                                   ----------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM      AMOUNT OF
    TITLE OF EACH CLASS OF         AMOUNT TO BE       OFFERING PRICE PER   AGGREGATE OFFERING   REGISTRATION
  SECURITIES TO BE REGISTERED     REGISTERED (1)          SHARE (2)            PRICE (2)            FEE
-------------------------------   --------------      ------------------   ------------------   -------------
Common Stock, $0.01 par value        111,372,291(3)   $             0.97   $   108,031,122.03   $      11,559.33

     1. Pursuant to Rule 416 promulgated under the Securities Act of 1933, this Registration Statement shall also cover any additional shares of the Registrant's Common Stock which become issuable by reason of any stock dividend, stock split or similar transaction.

     2. Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457 under the Securities Act based upon the average of the high and low prices of the Common Stock on August 22, 2006, as reported on the Nasdaq Capital Market.

     3. Includes: (a) 60,975,610 shares sold by us in a private placement in June 2006; (b) 4,273,504 shares sold by us pursuant to a rights offering in January 2001; (c) 43,229,960 shares issued in June 2006 upon conversion of previously outstanding shares of Convertible Preferred Stock; (d) 100,000 shares issuable upon the exercise of warrants issued in March 2001 with an exercise price of $0.88 per share; (e) 160,000 shares issuable upon the exercise of warrants issued in March 2002 with an exercise price of $1.68 per share; (f) 296,644 shares issuable upon the exercise of warrants issued in May 2002 with an exercise price of $1.88 per share; (g) 1,186,573 shares sold by us pursuant to a private placement in May 2002; (h) 25,000 shares issuable upon the exercise of warrants issued in January 2003 with an exercise price of $1.12 per share; (i) 25,000 shares issuable upon the exercise of warrants issued in March 2003 with an exercise price of $0.78 per share; (j) 1,000,000 shares issued in partial payment of the placement agent fee incurred in connection with such private placement; and (k) 100,000 shares issuable upon the exercise of a warrant issued in February 2006 with an exercise price of $1.00 per share.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

         The information in this prospectus is not complete and may be changed. These securities may not be sold pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 24, 2006

                                   PROSPECTUS

                       111,372,291 SHARES OF COMMON STOCK

                                  BLUEFLY, INC.

         This prospectus relates to the resale, from time to time, of up to 111,372,291 shares of our common stock by the selling stockholders listed in this prospectus under the section "Selling Stockholders."

         The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, as described in greater detail in this prospectus under the section "Use of Proceeds," we may receive the proceeds from the exercise of warrants issued to certain of the selling stockholders.

         Our common stock is quoted on the Nasdaq Capital Market under the symbol "BFLY," and on the Boston Stock Exchange under the symbol "BFL." On August 22, 2006, the last sale price of our common stock was $0.96 per share.

         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS COMMENCING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE THE SHARES.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      THE DATE OF THIS PROSPECTUS IS     , 2006

                                TABLE OF CONTENTS

THE COMPANY....................................................................1
RECENT DEVELOPMENTS............................................................1
RISK FACTORS...................................................................3
FORWARD-LOOKING STATEMENTS....................................................10
USE OF PROCEEDS...............................................................10
SELLING STOCKHOLDERS..........................................................10
PLAN OF DISTRIBUTION..........................................................14
EXPERTS.......................................................................16
LEGAL MATTERS.................................................................16
WHERE YOU CAN FIND MORE INFORMATION...........................................17
DOCUMENTS INCORPORATED BY REFERENCE...........................................17

         We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

         No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, or a solicitation of an offer to buy, any securities other than the securities covered by this prospectus, nor does it constitute an offer to, or solicitation of, any person in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date as of which information is given in this prospectus.

                               PROSPECTUS SUMMARY

         This summary does not contain all of the information you should consider before investing in our common stock. Prior to deciding to invest in our common stock, you should read this entire prospectus carefully, including the section entitled "Risk Factors" and other information incorporated herein by reference. Unless otherwise specified, references in this prospectus to the terms "Company," "Bluefly," "Registrant," "we," "us," and "our" in refer to Bluefly, Inc. and its subsidiary.

                                   THE COMPANY

         We are a leading online retailer of designer brands, fashion trends and superior value. During 2005, we offered over 37,000 different styles for sale in categories such as men's, women's and accessories as well as house and home accessories, from over 350 brands at discounts up to 75% off retail value. We launched the Bluefly.com Web site in September 1998. Since its inception, www.bluefly.com has served over 865,000 customers and shipped to over 17 countries.

         Our common stock is listed on the Nasdaq Capital Market under the symbol "BFLY" and on the Boston Stock Exchange under the symbol "BFL" and we are incorporated in Delaware. Our executive offices are located at 42 West 39th Street, New York, New York 10018, and our telephone number is (212) 944-8000. Our Internet address is www.bluefly.com. We make available, free of charge, through our Web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

                               RECENT DEVELOPMENTS

         In June 2006, we entered into a Stock Purchase Agreement (the "Purchase Agreement") with affiliates of Soros Fund Management LLC, ("Soros"), private funds associated with Maverick Capital, Ltd. ("Maverick") and investment entities and accounts managed and advised by Prentice Capital Management, LP ("Prentice" and, together with Maverick, the "Investors"), pursuant to which, among other things, we agreed to sell to Maverick and Prentice an aggregate of 60,975,610 shares of our common stock, par value $.01 per share (the "Common Stock"), at a price of $0.82 per share, in a private placement (the "Private Placement") for an aggregate of $50 million, half of which was agreed to be purchased by each Investor. The purchase price represented an 11% premium over the closing price of the Company's Common Stock as of the date that the definitive agreement was signed and announced. The Private Placement was consummated on June 15, 2006. At the closing, 203,016 shares were purchased by a holder of our Series D Convertible Preferred Stock in connection with the exercise of its preemptive rights. This amount reduced on a pro rata basis the amount of shares Maverick and Prentice otherwise would have been entitled to purchase under the Purchase Agreement.

         In connection with the Private Placement, Soros converted all of its outstanding Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock (collectively, the "Preferred Stock") into 44,729,960 shares of the Company's Common Stock in accordance with the terms of such Preferred Stock. Approximately 566 shares of the Series D Convertible Preferred Stock, which were held by investors other than Soros, automatically converted into an aggregate of 1,073,936 shares of Common Stock in accordance with the terms of the Series D Convertible Preferred Stock. As a result of the Private Placement, and in accordance with the terms of the anti-dilution provisions contained in the Certificate of Powers, Designations, Preferences and Rights of Series F Convertible Preferred Stock, the conversion price of the Series F Convertible Preferred Stock was adjusted to $0.82 per share.

         On the date of the closing of the Private Placement (the "Closing Date"), we paid Soros $25 million in cash, which represented $4,000,000 of the principal and $1,488,375 of accrued but unpaid interest on the outstanding convertible notes held by Soros and substantially all of the accrued but unpaid dividends on the shares of Preferred Stock that were converted by Soros in connection with the Private Placement. We will use the remaining $25 million in proceeds for general corporate purposes. Net proceeds to the Company were approximately $23 million. Following the closing of the Private Placement, the only Preferred Stock outstanding is approximately 857 shares of Series F Convertible Preferred Stock, which are held by investors other than Soros. We may use up to $1 million of the proceeds from the Private Placement to redeem such shares of Series F Convertible Preferred Stock, to the extent our Board of Directors determines to do so.

         Under the terms of the Purchase Agreement, we agreed to use our commercially reasonable best efforts to register the resale of the shares of Common Stock sold in the Private Placement within 120 days of the Closing Date, and to cause a registration statement covering such shares to be declared effective within 180 days of the Closing Date.

                                  RISK FACTORS

         Shares offered in this prospectus involve a high degree of risk. You should carefully consider the risk factors commencing on page 3 in determining whether to purchase the shares.

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         Our principal executive office is located at 42 West 39th Street, New
York, New York 10018, and our telephone number is (212) 944-8000.

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

                                  RISK FACTORS

         Before you invest in our Common Stock, you should be aware of the risks described below, which we believe to be the material risks involved with an investment in our Common Stock. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase shares of our Common Stock.

         We Have A History Of Losses And Expect That Losses Will Continue In The Future. As of June 30, 2006, we had an accumulated deficit of $108,969,000. For the six months ended June 30, 2006, we incurred a net loss of $5,165,000. We also incurred net losses of $3,820,000, $3,791,000 and $6,369,000 for the years ended December 31, 2005, 2004 and 2003, respectively. We have incurred substantial costs to develop our Web site and infrastructure. In order to expand our business, we intend to invest in sales, marketing, merchandising, operations, information systems, site development and additional personnel to support these activities. We therefore may continue to incur substantial operating losses. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels, both of which are uncertain. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

         Soros, Maverick And Prentice Each Own A Large Amount Of Our Stock And Therefore Can Exert Significant Influence Over Our Management And Policies. As of August 22, 2006, Soros beneficially owned, in the aggregate, approximately 39% of our Common Stock, and Maverick and Prentice each owned approximately 24% of our Common Stock. We entered into a voting agreement with Soros, Maverick and Prentice (the "Voting Agreement"), pursuant to which Soros has the right to designate three designees to our Board of Directors, and Maverick and Prentice each have the right to designate one designee. The Voting Agreement also provides that one designee of Soros and the designee of each of Maverick and Prentice have the right to serve on the Compensation Committee and the Governance and Nominating Committee of the Board of Directors. If we establish an Executive Committee, the designees of Soros, Maverick and Prentice will be entitled to serve on such committee. Soros, Maverick and Prentice also have a right of first refusal (the "Right of First Refusal") to provide the financing in any private placement of our Common Stock that we seek to consummate within one year of the Closing Date on a pro rata basis.

         In view of their large percentage of ownership, Soros, Maverick and Prentice each have the ability to exert significant influence over our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation, a sale of all or substantially all of our assets or a merger.

         Our Lenders Have Liens On Substantially All Of Our Assets And Could Foreclose In The Event That We Default Under Our Loan Facility. Under the terms of our loan facility, our lender has a first priority lien on substantially all of our assets, including our cash balances. If we default under the loan facility, our lender would be entitled, among other things, to foreclose on our assets in order to satisfy our obligations under the loan facility.

         Our Ability To Maintain Our Minimum Availability Requirement and Pay Our Indebtedness Under Our Loan Facility Is Dependent Upon Meeting Our Business Plan. We are required to pay interest under our loan facility on a monthly basis. Assuming we meet our business plan, we will be able to pay our interest as required. To a certain extent, however, our ability to meet our business plan, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, and therefore we cannot assure you that based on our business plan we will generate sufficient cash flow from operations to enable us to pay our indebtedness under the loan facility and maintain our minimum availability requirement throughout the term of the agreement. If we fall short of our business plan and are unable to raise additional capital, we could default under our loan facility. In the event of a default under the loan facility, our lender would be entitled, among other things, to foreclose on our assets (whether inside or outside a bankruptcy proceeding) in order to satisfy our obligations under the loan facility. See "Risk Factors - Our Lenders Have Liens On Substantially All Of Our Assets And Could Foreclose In The Event That We Default Under Our Loan Facility."

         If We Are Not Accurate In Forecasting Our Revenues, We May Be Unable To Adjust Our Operating Plans In A Timely Manner. Because our business has not yet reached a mature stage, it is difficult for us to

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

forecast our revenues accurately. We base our current and future expense levels and operating plans on expected revenues, but in the short-term a significant portion of our expenses are fixed. Accordingly, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our operating results in some future quarter to fall below the expectations of securities analysts and investors. In that event, the trading price of our Common Stock could decline significantly. In addition, any such unexpected revenue shortfall could significantly affect our short-term cash flow and our net worth, which could require us to seek additional financing and/or cause a default under our loan facility. See "Risk Factors - We Are Making A Substantial Investment In Our Business And May Need To Raise Additional Funds," "Risk Factors - Our Ability To Comply With Our Financial Covenants And Pay Our Indebtedness Under Our Loan Facility Is Dependent Upon Meeting Our Business Plan," and "Risk Factors - Soros, Maverick And Prentice Each Own A Large Amount Of Our Stock And Therefore Can Exert Significant Influence Over Our Management And Policies

         Our National Advertising Campaign and Other Marketing Initiatives May Not Be Successful. Our success depends on our ability to attract customers on cost-effective terms. We have relationships with online services, search engines, and other Web sites and e-commerce businesses to provide other links that direct customers to our Web site. In addition, during 2005 we launched our first national television and advertising campaign. Such campaigns are expensive and may not result in the cost effective acquisition of customers. We are relying on the campaign as a significant source of traffic to our Web site and new customers. If these campaigns and initiatives are not successful, our results of operations will be adversely affected.

         Unexpected Changes In Fashion Trends Could Cause Us To Have Either Excess or Insufficient Inventory. Fashion trends can change rapidly, and our business is sensitive to such changes. There can be no assurance that we will accurately anticipate shifts in fashion trends and adjust our merchandise mix to appeal to changing consumer tastes in a timely manner. If we misjudge the market for our products or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels or higher markdowns, either of which would have a material adverse effect on our business, financial condition and results of operations.

         We Will Be Subject To Cyclical Variations In The Apparel And E-Commerce Markets. The apparel industry historically has been subject to substantial cyclical variations. Furthermore, Internet usage slows down in the summer months. We and other apparel vendors rely on the expenditure of discretionary income for most, if not all, sales. Economic downturns, whether real or perceived, in economic conditions or prospects could adversely affect consumer spending habits and, therefore, have a material adverse effect on our revenue, cash flow and results of operations. Alternatively, any improvement, whether real or perceived, in economic conditions or prospects could adversely impact our ability to acquire merchandise and, therefore, have a material adverse effect on our business, prospects, financial condition and results of operations, as our supply of merchandise is dependent on the inability of designers and retailers to sell their merchandise in full-price venues. See "Risk Factors - We Do Not Have Long Term Contracts With The Majority Of Our Vendors And Therefore The Availability of Merchandise Is At Risk."

         We Purchase Product From Some Indirect Supply Sources, Which Increases Our Risk of Litigation Involving The Sale Of Non-Authentic Or Damaged Goods. We purchase merchandise both directly from brand owners and indirectly from retailers and third party distributors. The purchase of merchandise from parties other than the brand owners increases the risk that we will mistakenly purchase and sell non-authentic or damaged goods, which could result in potential liability under applicable laws, regulations, agreements and orders. Moreover, any claims by a brand owner, with or without merit, could be time consuming, result in costly litigation, generate bad publicity for us, and have a material adverse impact on our business, prospects, financial condition and results of operations.

         If Our Co-Location Facility, Third Party Distribution Center Or Third Party Call Center Fails, Our Business Could Be Interrupted For A Significant Period Of Time. Our ability to receive and fulfill orders successfully and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems and fulfillment center. Substantially all of our computer and communications hardware is located at a single co-location facility owned by a third party in New York City. Primarily all of our inventory is held, and our customer orders are filled, at a third party distribution center located in Virginia, and a large majority of our customer service representatives are employees of a third party call center in

Ohio. These operations are vulnerable to damage or interruption from fire, flood, storms, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not presently have redundant systems in multiple locations or a formal disaster recovery plan. Accordingly, a failure at one of these facilities could interrupt our business for a significant period of time, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Any such interruption would negatively impact our sales, results of operations and cash flows for the period in which it occurred, and could have a long-term adverse effect on our relationships with our customers and suppliers.

         Security Breaches To Our Systems And Database Could Cause Interruptions to Our Business And Impact Our Reputation With Customers, And We May Incur Significant Expenses to Protect Against Such Breaches. A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction and personal data contained in our customer database. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation with customers, thereby affecting our long-term growth prospects. In addition, we may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

         Brand Owners Could Establish Procedures To Limit Our Ability To Purchase Products Indirectly. Brand owners have implemented, and are likely to continue to implement, procedures to limit or control off-price retailers' ability to purchase products indirectly. In addition, several brand owners in the U.S. have distinctive legal rights rendering them the only legal importer of their respective brands into the U.S. If we acquire such product indirectly from distributors and other third parties who may not have complied with applicable customs laws and regulations, such goods could be subject to seizure from our inventory by U.S. Customs Service, and the importer may have a civil action for damages against us. See "Risk Factors - We Do Not Have Long Term Contracts With The Majority of Our Vendors And Therefore The Availability Of Merchandise Is At Risk."

         Our Growth May Place A Significant Strain On Our Management And Administrative Resources And Cause Disruptions In Our Business. Historically, our growth has placed, and any further growth is likely to continue to place, a significant strain on our management and administrative resources. To be successful, we must continue to implement information management systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, merchandising, operations and technology functions. Any failure to implement such systems and training, and to maintain such coordination, could affect our ability to plan for, and react quickly to, changes in our business and, accordingly, could cause an adverse impact on our cash flow and results of operations in the periods during which such changes occur. In addition, as our workforce grows, our exposure to potential employment liability issues increases, and we will need to continue to improve our human resources functions in order to protect against such increased exposure. Moreover, our business is dependent upon our ability to expand our third-party fulfillment operations, customer service operations, technology infrastructure, and inventory levels to accommodate increases in demand, particularly during the peak holiday selling season. Our planned expansion efforts in these areas could cause disruptions in our business. Any failure to expand our third-party fulfillment operations, customer service operations, technology infrastructure or inventory levels at the pace needed to support customer demand could have a material adverse effect on our cash flow and results of operations during the period in which such failures occur and could have a long-term effect on our reputation with our customers.

         We Are Heavily Dependent On Third-Party Relationships, And Failures By A Third Party Could Cause Interruptions To Our Business. We are heavily dependent upon our relationships with our fulfillment operations provider, third party call center and Web hosting provider, delivery companies like UPS, DHL and the United States Postal Service, and credit card processing companies such as Paymentech and Cybersource to service our customers' needs. To the extent that there is a slowdown in mail service or package delivery services, whether as a result of labor difficulties, terrorist activity or otherwise, our cash flow and results of operations would be negatively impacted during such slowdown, and the results of such slowdown could have a long-term negative effect on our reputation with our customers. The failure of our fulfillment operations provider, third party call center, credit card processors or Web hosting provider to properly perform their services for us could cause similar effects. Our business is also generally dependent upon our ability to obtain the services of other persons and entities necessary for the development and maintenance of our business. If we fail to obtain the services of any such person or entities upon which we are dependent on satisfactory terms, or we are unable to replace such relationship, we would have to expend additional resources to develop such capabilities ourselves, which could have a material adverse impact on our short-term cash flow and results of operations and our long-term prospects.

         We Are In Competition With Companies Much Larger Than Ourselves. Electronic commerce generally and, in particular, the online retail apparel and fashion accessories market, is a new, dynamic, high-growth market and is rapidly changing and intensely competitive. Our competition for customers comes from a variety of sources including:

         . existing land-based, full price retailers, that are using the Internet to expand their channels of distribution;

         .   less established online companies;

         .   internet sites;

         .   traditional direct marketers; and

         . traditional off-price retail stores, which may or may not use the Internet to grow their customer base.

Competition in our industry has intensified, and we expect this trend to continue as the list of our competitors grows. Many of our competitors and potential competitors have longer operating histories, significantly greater resources, greater brand name recognition and more firmly established supply relationships. We believe that the principal competitive factors in our market include:

         .   brand recognition;

         .   merchandise selection;

         .   price;

         .   convenience;

         .   customer service;

         .   order delivery performance; and

         .   site features.

There can be no assurance that we will be able to compete successfully against competitors and future competitors, and competitive pressures faced by us could force us to increase expenses and/or decrease our prices at some point in the future.

         We Do Not Have Long Term Contracts With Our Vendors And Therefore The Availability Of Merchandise Is At Risk. We do not have any agreements controlling the long-term availability of merchandise or the continuation of particular pricing practices. Our contracts with suppliers typically do not restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to sell products to us on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. In addition, in order to entice new vendors to open up relationships with us, we sometimes are required to either make prepayments or agree to shortened payment terms. Our ability to develop and maintain relationships with reputable suppliers and obtain high quality merchandise is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customers' needs, and therefore our long-term growth prospects, would be materially adversely affected. See "Risk Factors - Brand Owners Could Establish Procedures to Limit Our Ability to Purchase Products Indirectly."

         We Need To Further Establish Brand Name Recognition. We believe that further establishing, maintaining and enhancing our brand is a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services, many of which already have well established brands in online services or the retail apparel industry generally, increases the importance of establishing and maintaining brand name recognition. Promotion of Bluefly.com will depend largely on our success in providing a high quality online experience supported by a high level of customer service, which cannot be assured. In addition, to attract and retain online users, and to promote and maintain Bluefly.com in response to competitive pressures, we may find it necessary to increase substantially our advertising and marketing expenditures. If we are unable to provide high quality online services or customer support, or otherwise fail to promote and maintain Bluefly.com, or if we incur excessive expenses in an attempt to promote and maintain Bluefly.com, our long-term growth prospects would be materially adversely affected.

         There Can Be No Assurance That Our Technology Systems Will Be Able To Handle Increased Traffic; Implementation Of Changes To Web Site. A key element of our strategy is to generate a high volume of traffic on, and use of, Bluefly.com. Accordingly, the satisfactory performance, reliability and availability of Bluefly.com, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers, as well as maintain adequate customer service levels. Our revenues will depend on the number of visitors who shop on Bluefly.com and the volume of orders we can handle. Unavailability of our Web site or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect consumer perception of our brand name. We may experience periodic system interruptions from time to time. If there is a substantial increase in the volume of traffic on Bluefly.com or the number of orders placed by customers, we will be required to expand and upgrade further our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of Bluefly.com or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of Bluefly.com, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the online commerce industry. Accordingly, we redesign and enhance various functions on our Web site on a regular basis, and we may experience instability and performance issues as a result of these changes.

         We May Be Subject To Higher Return Rates. We recognize that purchases of apparel and fashion accessories over the Internet may be subject to higher return rates than traditional store bought merchandise. We have established a liberal return policy in order to accommodate our customers and overcome any hesitancy they may have with shopping via the Internet. As a result, our reserve for returns and credit card chargebacks for fiscal 2005, 2004 and 2003 has been 37.8%, 36.6% and 37.1%, respectively. For the six months ended June 30, 2006, our reserve for returns and credit chard chargebacks was 40.0%. If return rates are higher than expected, our business, prospects, financial condition, cash flows and results of operations could be materially adversely affected.

         Our Success Is Largely Dependent Upon Our Executive Personnel. We believe our success will depend to a significant extent on the efforts and abilities of our executive personnel. In particular, we rely upon their strategic guidance, their relationships and credibility in the vendor and financial communities and their ability to recruit key operating personnel. Our current employment agreements with our Chief Executive Officer, Chief Financial Officer and Chief Marketing Officer run through March 2007, July 2006 and September 2008, respectively, however there can be no assurance that any of them will not terminate their employment earlier. An extension of each of the employment agreements of our Chief Executive Officer and Chief Financial Officer is currently being negotiated. The loss of the services of any of our executive officers could have a material adverse effect on our credibility in the vendor communities and our ability to recruit new key operating personnel.

         Our Success Is Dependent Upon Our Ability To Attract New Key Personnel. Our operations will also depend to a great extent on our ability to attract new key personnel with relevant experience and retain existing key personnel in the future. The market for qualified personnel is extremely competitive. Our failure to attract additional qualified employees could have a material adverse effect on our prospects for long-term growth.

         There Are Inherent Risks Involved In Expanding Our Operations. We may choose to expand our operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered, expanding our market presence through relationships with third parties, adopting non-Internet based channels for distributing our products, or consummating acquisitions or investments. Expansion of our operations in this manner would require significant additional expenses and development, operations and editorial resources and would strain our management, financial and operational resources. For example, we have historically expended significant internal resources in connection with the redesign of our Web site and the implementation of our online strategic alliances. Moreover, in the event that we expand upon our efforts to open brick-and-mortar outlet stores, we will be required to devote significant internal resources and capital to such efforts. There can be no assurance that we would be able to expand our efforts and operations in a cost-effective or timely manner or that any such efforts would increase overall market acceptance. Furthermore, any new business or Web site that is not favorably received by consumer or trade customers could damage our reputation.

         We May Be Liable For Infringing The Intellectual Property Rights Of Others. Third parties may assert infringement claims against us. From time to time in the ordinary course of business we have been, and we expect to continue to be, subject to claims alleging infringement of the trademarks and other intellectual property rights of third parties. These claims and any resulting litigation, if it occurs, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

         We May Be Liable for Product Liability Claims. We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against the Company in excess of our insurance coverage, it could have a material adverse effect on our cash flow and on our reputation with customers. Unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

         We Cannot Guarantee The Protection Of Our Intellectual Property. Our intellectual property is critical to our success, and we rely on trademark, copyright, domain names and trade secret protection to protect our proprietary rights. Third parties may infringe or misappropriate our trademarks or other proprietary rights, which could have a material adverse effect on our business, prospects, results of operations or financial condition. While we enter into confidentiality agreements with our employees, consultants and strategic partners and generally control access to and distribution of our proprietary information, the steps we have taken to protect our proprietary rights may not prevent misappropriation. We are pursuing registration of various trademarks, service marks and domain names in the United States and abroad. Effective trademark, copyright and trade secret protection may not be available in every country, and there can be no assurance that the United States or foreign jurisdictions will afford us any protection for our intellectual property. There also can be no assurance that any of our intellectual property rights will not be challenged, invalidated or circumvented. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. Moreover, even to the extent that we are successful in defending our rights, we could incur substantial costs in doing so.

         Our Business Could Be Harmed By Consumers' Concerns About The Security Of Transactions Over The Internet. Concerns over the security of transactions conducted on the Internet and commercial online services, the increase in identity theft and the privacy of users may also inhibit the growth of the Internet and commercial online services, especially as a means of conducting commercial transactions. Moreover, although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches could have a material adverse effect on our business, prospects, financial condition and results of operations.

         We Face Legal Uncertainties Relating To The Internet In General And To Our Industry In Particular And May Become Subject To Costly Government Regulation. We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce. However, it is possible that laws and regulations may be adopted that would apply to the Internet and other online services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may increase our cost of doing business and/or decrease the demand for our products and services and increase our cost of doing business.

The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and online commerce could also increase our cost of doing business. In addition, if we were alleged to have violated federal, state or foreign, civil or criminal law, we could face material liability and damage to our reputation and, even if we successfully defend any such claim, we would incur significant costs in connection with such defense.

         We Face Uncertainties Relating To Sales And Other Taxes. We are not currently required to pay sales or other similar taxes in respect of shipments of goods into states other than Virginia, Ohio, New Jersey and New York. However, state taxation laws and regulations may change in the future, and one or more states may seek to impose sales tax collection obligations on out-of-state companies, such as our company, that engage in online commerce. In addition, any new operation in states outside Virginia, Ohio, New Jersey and New York could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the sale of merchandise by us is subject to sales or other taxes, could subject us to material liabilities and, to the extent that we pass such costs on to our customers, could decrease our sales.

         The Holders Of Our Common Stock May Be Adversely Affected By The Rights Of Holders Of Preferred Stock That May Be Issued In The Future. Our certificate of incorporation and by-laws, as amended, contain certain provisions that may delay, defer or prevent a takeover. Our Board of Directors has the authority to issue up to 15,479,250 additional shares of Preferred Stock, and to determine the price, rights, preferences and restrictions, including voting rights, of those shares, without any further vote or action by the stockholders. Accordingly, our Board of Directors is empowered, without approval of the holders of Common Stock, to issue preferred stock, for any reason and at any time, with such rates of dividends, redemption provisions, liquidation preferences, voting rights, conversion privileges and other characteristics as it may deem necessary or appropriate. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

         We Rely On The Effectiveness Of Our Internal Controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and assess on an on-going basis the design and operating effectiveness of our internal control structure and procedures for financial reporting. Our independent registered accounting firm will be required to audit the design and operating effectiveness of our internal controls and attest to management's assessment of the design and the effectiveness of our internal controls. The first such audit will be required for our fiscal year ending December 31, 2008. It is possible that, as we prepare for this audit, we could discover certain deficiencies in the design and/or operation of our internal controls that could adversely affect our ability to record, process, summarize and report financial data. We have invested and will continue to invest significant resources in this process. Because management's assessment of internal controls has not been required to be reported in the past, we are uncertain as to what impact a conclusion that deficiencies exist in our internal controls over financial reporting would have on the trading price of our Common Stock.

                           FORWARD-LOOKING STATEMENTS

         We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those expressed in these forward-looking statements.

         Forward-looking statements include information concerning our possible or assumed future results of operations as well as statements that include the words "believe," "expect," "anticipate," "intend" or similar expressions. You should understand that certain important factors, including those set forth in "Risk Factors" above and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus.

                                 USE OF PROCEEDS

         The proceeds from the sale of the Common Stock covered by this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders. However, such shares include 706,644 shares issuable upon the exercise of warrants held by selling stockholders. In the event that all of such warrants are exercised for cash, the aggregate proceeds received by us would be approximately $1,062,000. There can be no assurance concerning the number or the timing of the exercise of such warrants by such selling stockholders at this date. In addition, because such warrants contain provisions allowing for a cashless exercise under certain circumstances, there can be no assurance that we would receive all such proceeds even if such warrants are exercised. Any proceeds realized from the exercise of such warrants will be used by us for general working capital.

                              SELLING STOCKHOLDERS

         This prospectus relates to the resale of up to 111,372,291 shares of our Common Stock by the selling stockholders listed below. These shares include:
(a) 60,975,610 shares sold by us to the Investors in the Private Placement;
(b) 4,273,504 shares sold by us to Soros in a rights offering in January 2001;
(c) 43,229,900 shares issued to Soros in June 2006 upon conversion of previously outstanding shares of Convertible Preferred Stock; (d) 100,000 shares issuable upon the exercise of warrants with an exercise price of $0.88 per share issued to Soros in March 2001 in connection with a private placement; (e) 160,000 shares issuable upon the exercise of warrants with an exercise price of $1.68 per share issued to Soros in March 2002 in connection with a private placement;
(f) 296,644 shares issuable upon the exercise of warrants with an exercise price of $1.88 per share issued to Soros in May 2002 in connection with a private placement; (g) 1,186,573 shares sold by us pursuant to a private placement in May 2002; (h) 25,000 shares issuable upon the exercise of warrants with an exercise price of $1.12 per share issued to Soros in January 2003 in connection with a private placement; (i) 25,000 shares issuable upon the exercise of warrants with an exercise price of $0.78 per share issued to Soros in March 2003 in connection with a private placement; (j) 1,000,000 shares issued in partial payment of the placement agent fee incurred in connection with the Private Placement; and (k) 100,000 shares issuable upon the exercise of a warrant issued to a service provider in February 2006 with an exercise price of $1.00 per share.

         The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of our Common Stock by the selling stockholders as of August 22, 2006. The following table assumes that the selling stockholders sell all of their shares being offered under this prospectus. We are unable to determine the exact number of shares that will actually be sold.

         In the table below, the percentage of shares beneficially owned is based on 129,240,660 shares outstanding at August 22, 2006, determined in accordance with Rule 13d-3 of the Exchange Act. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of such date through the exercise of any warrants or other rights. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                                                                                      Shares Beneficially
                                                                                                      Owned After Offering
                                                Number of Shares Beneficially                      (Assuming All Shares Being
                                                 Owned Prior to the Offering                            Offered Are Sold)
                                               -------------------------------    Shares Being   -------------------------------
Name of Selling Stockholder                       Number            Percent         Offered         Number            Percent
--------------------------------------------   ------------       ------------    ------------   ------------       ------------
Entities affiliated with Maverick Capital,
 Ltd. (1) ..................................     30,386,297              23.51%     30,386,297             --                 --
Prentice Capital Partners, LP (2) ..........        816,784               0.63%        816,784             --                 --
Prentice Capital Partners QP, LP (3) .......      4,037,731               3.12%      4,037,731             --                 --
Prentice Capital Offshore, Ltd. (4) ........      9,051,470               7.00%      9,051,470             --                 --
S.A.C. Capital Associates, LLC (5) .........     11,438,618               8.85%     11,438,618             --                 --
GPC XLIII, LLC (6) .........................      2,003,065               1.55%      2,003,065             --                 --
PEC I, LLC (7) .............................      3,038,629               2.35%      3,038,629             --                 --
Portside Growth and Opportunity Fund (8) ...      1,121,924(18)           0.86%        203,016        918,908(19)           0.71%
Allen & Company LLC (9) ....................      1,000,000               0.77%      1,000,000             --                 --
Genesis Select Corporation (10) ............        178,500(11)           0.14%        100,000         78,500               0.06%
Quantum Industrial Partners LDC(12) ........     49,226,779(13)          37.91%     47,734,307      1,492,472(17)           1.15%
SFM  Domestic Investments LLC(14) ..........      1,609,902(15)           1.25%      1,562,374         47,528(16)           0.04%
     TOTAL .................................    113,909,669              87.60%    111,372,291      2,537,408               1.95%

1. Consists of: (a) 5,790,048 shares held by Maverick Fund USA, Ltd.; (b) 13,134,660 shares held by Maverick Fund, L.D.C.; and (c) 11,461,589 shares held by Maverick Fund II, Ltd. Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares held by Maverick Fund USA, Ltd., Maverick Fund, L.D.C. and Maverick Fund II, Ltd. through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd. Lee S. Ainslie III is a manager of Maverick Capital Management, LLC and is granted sole investment discretion pursuant to Maverick Capital Management, LLC's regulations. The address for the entities affiliated with Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, TX 75201.
2. Prentice Capital Management, LP has investment and voting power with respect to the securities held by Prentice Capital Partners, LP. Mr. Michael Zimmerman is the managing member of the general partner of Prentice Capital Management, LP. Each of Prentice Capital Management, LP and Mr. Zimmerman disclaim beneficial ownership of any of these securities.
3. Prentice Capital Management, LP has investment and voting power with respect to the securities held by Prentice Capital Partners QP, LP. Mr. Michael Zimmerman is the managing member of the general partner of Prentice Capital Management, LP. Each of Prentice Capital Management, LP and Mr. Zimmerman disclaim beneficial ownership of any of these securities.
4. Prentice Capital Management, LP has investment and voting power with respect to the securities held by Prentice Capital Offshore, Ltd. Mr. Michael Zimmerman is the managing member of the general partner of Prentice Capital Management, LP. Each of Prentice Capital Management, LP and Mr. Zimmerman disclaim beneficial ownership of any of these securities.
5. Pursuant to an investment management agreement among S.A.C Capital Advisors, LLC, Prentice Capital Management, LP and Mr. Zimmerman, Prentice Capital Management, LP manages an investment account that contains certain securities, including those referenced herein, held by S.A.C. Capital Associates, LLC (the "Managed Account").
     The securities in the Managed Account are held in the name of S.A.C. Capital Associates, LLC. Prentice Capital Management, LP has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the securities in the Managed Account, including the securities referenced herein. Each of S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, LLC (investment managers to S.A.C. Capital Associates, LLC), S.A.C. Capital Associates LLC and
     Mr. Steven A. Cohen, who controls each of S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, Capital Associates, LLC), S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC, disclaim beneficial ownership of any of the securities held in the Managed Account, and each disclaims group ownership with Prentice Capital Management, LP as to the securities held in the Managed Account and as to any other securities that are beneficially owned by Prentice Capital Management, LP or its affiliates. Each of Prentice Capital Management, LP and Michael Zimmerman disclaim beneficial ownership of any securities held in the Managed Account except to the extent of their pecuniary interest.
6. Prentice Capital Management, LP has investment and voting power with respect to the securities held by GPC XLIII, LLC. Mr. Michael Zimmerman is the managing member of the general partner of Prentice Capital Management, LP. Each of Prentice Capital Management, LP and Mr. Zimmerman disclaim beneficial ownership of any of these securities.
7. Prentice Capital Management, LP has investment and voting power with respect to the securities held by PEC I, LLC. Mr. Michael Zimmerman is the managing member of the general partner of Prentice Capital Management, LP. Each of Prentice Capital Management, LP and Mr. Zimmerman disclaim beneficial ownership of any of these securities.
8. Ramius Capital Group, L.L.C. ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result,

     Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
9. Herbert A. Allen III, as President of Allen & Company LLC, may be deemed to have voting and investment control over such securities
10. Alan Budd Zuckerman, as President of Genesis Select Corporation, may be deemd to have voting and investment control over such securities.
11. Includes 100,000 shares issuable upon exercise of a warrant at an exercise price of $1.00 per share.
12. Quantum Industrial Partners LDC ("QIP") is an exempted limited duration company formed under the laws of the Cayman Islands with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. QIH Management Investor, L.P. ("QIHMI"), an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of QIP. The sole general partner of QIHMI is QIH Management LLC, a Delaware limited liability company ("QIH Management"). Soros Fund Management LLC, a Delaware limited liability company ("SFM"), is the sole managing member of QIH Management. George Soros is the Chairman of SFM and, in such capacity, may be deemed to have voting and dispositive power over securities held for the account of QIP.
13. Represents: (a) 48,599,355 shares of Common Stock; (b) warrant to purchase 96,830 shares at an exercise price of $0.88 per share; (c) warrant to purchase 58,098 shares at an exercise price of $1.68 per share; (d) warrant to purchase 96,830 shares at an exercise price of $1.68 per share; (e) warrant to purchase 287,250 shares at an exercise price of $1.88 per share;
     (f) warrant to purchase 24,208 shares at an exercise price of $1.12 per share; (g) warrant to purchase 24,208 shares at an exercise price of $0.78 per share; and (h) 40,000 shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an employee of SFM and an advisor to QIP who serve on the Company's Board of Directors.
14. SFM Domestic Investments LLC ("SFMDI") is a Delaware limited liability company. George Soros is the sole managing member of SFMDI and, in such capacity, may be deemed to have voting and dispositive power over securities held for the account of SFMDI.
15. Represents: (a) 1,590,682 shares of Common Stock; (b) warrant to purchase 3,170 shares at an exercise price of $0.88 per share; (c) warrant to purchase 1,902 shares at an exercise price of $1.68 per share; (d) warrant to purchase 3,170 shares at an exercise price of $1.68 per share; (e) warrant to purchase 9,394 shares at an exercise price of $1.88 per share;
     (f) warrant to purchase 792 shares at an exercise price of $1.12 per share; and (g) warrant to purchase 792 shares at an exercise price of $0.78 per share.
16. The resale of these shares is covered by a separate Registration Statement on Form S-3 (SEC File No. 333-111957).
17. 1,452,472 of these shares are covered by a separate Registration Statement on Form S-3 (SEC File No. 333-111957)
18. Represents: (a) 338,852 shares of Common Stock; (b) warrant to purchase 86,207 shares at an exercise price of $2.87 per share; and (c) 696,865 shares of issuable upon conversion of 571.429 shares of the Company's Series F Convertible Preferred Stock (which represents 66.7% of the currently outstanding shares of the Company's Series F Convertible Preferred Stock).
19. The resale of these shares is covered by a separate Registration Statement on Form S-3 (SEC File No. 333-127176).

MATERIAL RELATIONSHIPS WITH SELLING STOCKHOLDERS

         Indemnification Provisions Applicable To All Selling Stockholders

         We have agreed to indemnify each of the selling stockholders for certain liabilities arising out of the registration statement of which this prospectus is a part.

         Material Relationships and Agreements with Maverick, Prentice and Soros

         As discussed in greater detail above under the section "Prospectus Summary - Recent Developments," in June 2006, we entered into the Purchase Agreement with Soros, Maverick and Prentice, pursuant to which, among other things, we agreed to sell to Maverick and Prentice an aggregate of 60,975,610 shares of Common Stock in the Private Placement. At the closing of the Private Placement, 203,016 shares of Common Stock were purchased by

Portside Growth and Opportunity Fund ("Portside") in connection with the exercise of its preemptive rights. This amount reduced on a pro rata basis the amount of shares Maverick and Prentice otherwise would have been entitled to purchase under the Purchase Agreement.

         We agreed with the selling stockholders that purchased shares in the Private Placement that we would use our commercially reasonable best efforts to register the resale of the shares of Common Stock sold in the Private Placement within 120 days of the Closing Date, and to cause a registration statement covering such shares to be declared effective within 180 days of the Closing Date. We agreed to pay such selling stockholders' expenses in connection therewith (exclusive of any selling commissions or similar fees). In addition, we have agreed to indemnify Soros, Maverick and Prentice for any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments, penalties (including, without limitation, reasonable attorneys' fees and expenses) actually suffered or incurred by them, arising out of or resulting from any breach of our representations and warranties in the Purchase Agreement. Notwithstanding the foregoing, we have no obligation to compensate any of such selling stockholders for punitive damages and our liability to each selling stockholder under such indemnification provision cannot exceed 100% of the purchase price for the shares purchased by such selling stockholder in the Private Placement.

         We entered into the Voting Agreement, pursuant to which Soros has the right to designate three designees to our Board of Directors and each of Maverick and Prentice have the right to designate one designee, subject to minimum ownership thresholds and subject to compliance with applicable Nasdaq rules. The Voting Agreement also provides that one designee of Soros and the designee of each of Maverick and Prentice will have the right to serve on the Compensation Committee and the Governance and Nominating Committee of the Board of Directors, subject to compliance with Nasdaq's rules regarding independent directors serving on such committees, or Nasdaq's transitional rules, to the extent applicable. If our Board of Directors establishes an Executive Committee, the designees of Soros, Maverick and Prentice will be entitled to serve on such committee.

         Pursuant to the terms of the Purchase Agreement, Soros, Maverick and Prentice each agreed that it will not, without the approval of a majority of the independent directors of the Company (i) for a period of three years from the closing date of the Private Placement, purchase or acquire, or agree to purchase or acquire, any shares of our capital stock, subject to certain exceptions, including exceptions for (x) the purchase of shares pursuant to their Right of First Refusal and, (y) after eighteen months from the Closing Date, a purchase by any Investor of shares of capital stock up to a level which does not equal or exceed the lesser of (A) 30% of the outstanding shares of our Common Stock at the time of such purchase, or (B) the ownership of Soros at the time of such purchase; or a purchase by Soros of shares of capital stock in an amount up to 15% of the outstanding shares of Common Stock on the Closing Date, (ii) for a period of five years from the Closing Date, except as provided in the Voting Agreement or the Purchase Agreement, join a partnership, limited partnership, syndicate or other group within the meaning of Section 13(d) of the Exchange Act, including a group consisting of other Investors for the purpose of acquiring, holding or voting any shares of capital stock of the Company, or
(iii) for a period of three years from the Closing Date, seek to commence a proxy contest or other proxy solicitation for the purposes of modifying the composition of the Board of Directors.

         The Purchase Agreement further provides that, subject to certain limited exceptions, Soros, Maverick and Prentice will not, for a period of six
(6) months after the Closing Date, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to, any shares of capital stock of the Company. Pursuant to the terms of an Agreement dated June 7, 2006 between us and Portside, Portside also agreed that it will not, for a period of six (6) months after the Closing Date, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to, any shares of capital stock of the Company.

         The Purchase Agreement also provides the Right of First Refusal to Soros, Maverick and Prentice to provide the financing in any private placement of our Common Stock that we seek to consummate within one year of the Closing Date. The Right of First Refusal is subject to certain maximum ownership restrictions and certain other exceptions set forth in the Purchase Agreement.

         The shares of Common Stock beneficially owned by Soros and included in this prospectus (including shares issued upon the conversion of our Convertible Preferred Stock and shares issuable upon exercise of warrants) were acquired by it in various private placements from 1999 to 2003. As a result of these financings, prior to the consummation of the Private Placement, Soros owned a majority of our Common Stock, and following the Private Placement, it remains our largest stockholder. As of August 22, 2006, Soros beneficially owned, in the aggregate, approximately 39% of our Common Stock, and Maverick and Prentice each owned approximately 24% of our Common Stock.

         Historically, our credit facility has been secured, in part, by a $2 million letter of credit issued by Soros in favor of the lender. We paid Soros an annual fee in connection with the issuance of such letter of credit, and granted Soros a lien on all of our assets as security to Soros in the event that the lender was to draw down on the letter of credit. In July 2006, the lender agreed to release the Soros letter of credit and, accordingly, no further fees are due to Soros, and Soros no longer has a lien on our assets.

         Material Relationships and Agreements with Allen & Company LLC

         We engaged Allen & Company LLC ("Allen") to serve as our financial advisor and placement agent in connection with the Private Placement. Pursuant to the terms of an Engagement Letter dated March 30, 2006 (the "Engagement Letter"), we agreed to pay Allen a placement fee for such service in the aggregate amount of 5% of the gross proceeds from the Private Placement. On June 5, 2006, we entered into a Fee Letter with Soros pursuant to which we and Soros each agreed to pay one half of the placement fee payable to Allen as a result of the consummation of the Private Placement. Accordingly, the total fee that we were required to pay Allen in connection with the Private Placement was $1.25 million. On July 18, 2006, we entered into an amendment to the Engagement Letter pursuant to which Allen agreed to accept 1,000,000 shares of Common Stock in satisfaction of $1.0 million of the fee payable to it by us. Accordingly, we paid $1.0 million of such fee through the issuance of 1,000,000 shares of our Common Stock, and paid the remainder in cash. The re-sale by Allen of the shares issued to it as partial payment for its fee are covered by the registration statement of which this prospectus is a part.

         Material Relationships and Agreements with Genesis Select Corporation

         We have engaged Genesis Select Corporation ("Genesis") to provide advisory services to us in connection with our investor relations efforts. Pursuant to the terms of such engagement, we pay Genesis a monthly retainer, and also issued to Genesis a warrant to purchase 100,000 shares of our Common Stock at an exercise price of $1.00 per share. The re-sale by Genesis of the shares issuable upon exercise of such warrant are covered by the registration statement of which this prospectus is a part.

         General

         Except as described above and in the documents incorporated by reference into this prospectus, none of the selling shareholders listed in the table have held any position or office or have had a material relationship with us or any of our affiliates within the past three years.

                              PLAN OF DISTRIBUTION

         We are registering the resale of the shares of our Common Stock on behalf of the selling stockholders. As used in this prospectus, the term selling stockholders includes pledgees, assignees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. Each selling stockholder (other than Genesis) has agreed that it will not, for a period of six (6) months after the Closing Date, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to, any shares of capital stock of the Company.

         This prospectus covers the selling stockholders resale of up to 111,372,291 shares of Common Stock. The shares of our Common Stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders may sell the shares on the Nasdaq Capital Market, the Boston Stock Exchange, any other exchange or market on which the shares of our Common Stock are then traded, or in private sales at negotiated prices.

         A selling stockholder may use any one or more of the following methods when selling shares:

            . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

            . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

            . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

            . an exchange distribution in accordance with the rules of the applicable exchange;

            .   privately negotiated transactions;

            . settlement of short sales entered into after the date of this prospectus;

            . broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

            .   a combination of any such methods of sale;

            . through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

            .   any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

         In connection with the sale of our Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has represented to us that it has not entered into any agreements, understandings or arrangements, directly or indirectly, with any underwriter, broker-dealer or other person regarding the sale or other distribution of the shares of Common Stock to be sold pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares to be sold pursuant to this prospectus may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Common Stock by the selling stockholders or any other person. We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         Certain of the selling stockholders may be affiliates of a broker-dealer. Each of the selling stockholders has represented to us that it purchased the securities to be resold pursuant to this prospectus in the ordinary course of business and, at the time of the purchase of such securities, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. We are not aware of any plans, arrangements or undertakings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the Common Stock covered by this prospectus by the selling stockholders.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon by Dechert LLP, our special corporate counsel.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the information reporting requirements of the Exchange Act and we file reports, proxy statements and other information with the SEC. Our SEC filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains our SEC filings.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference in this prospectus the information contained in the following documents:

         . our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 28, 2006;
         . our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 11, 2006;
         . our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 4, 2006;
         . our Proxy Statement, dated April 6, 2006, filed with the SEC on April 6, 2006 in connection with our Annual Meeting of Stockholders held on May 19, 2006;
         . our Current Report on Form 8-K, filed with the SEC on February 21, 2006;
         .    our Current Report on Form 8-K, filed with the SEC on June 7,
              2006;
         .    our Current Report on Form 8-K, filed with the SEC on August 2,
              2006;
         .    our Current Report on Form 8-K, filed with the SEC on August 14,
              2006;
         . the description of our common stock in our registration statement on Form 8-A filed with the SEC on April 22, 1997, including any amendments or reports filed for the purpose of updating such description; and
         . all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that may be offered with this prospectus are sold.

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You may obtain copies of those documents from us, free of cost, by writing or telephoning us at Bluefly, Inc., 42 West 39th Street, New York, New York 10018, Attention: Secretary, Telephone: (212) 944-8000.

         Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Registrant will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

             SEC registration fee                      $  11,559
             Legal fees and expenses                   $  17,500
             Accounting fees and expenses              $  15,000
             Miscellaneous expenses                    $   6,000
                                                       ---------
             Total                                     $  50,059

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The indemnification of officers and directors of the Registrant is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation (the "Charter") and By-Laws (the "By-laws") of the Registrant. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

         Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

         The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. DGCL Section 145 also provides that indemnification and advancement of expenses permitted thereunder are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

         The Charter provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of such person's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 174 of the DGCL or (d) for any transaction from which the director derived any improper personal benefits.

         The Charter and By-laws also provide that, to the extent not prohibited by law, the Registrant shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Registrant to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Registrant, or, at the request of the Registrant, is or was serving as a director or officer of any other corporation or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise, against any judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees, disbursements and other charges).

         Additionally, the Charter and By-laws provide that the Registrant shall reimburse or advance to any director or officer entitled to indemnification the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding and that such any such advancement shall, if required by the DGCL, be paid by the Registrant only upon receipt by the Registrant of an undertaking, by or on behalf of such director or officer to repay any amount so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such director or officer is not entitled to be indemnified for such expenses.

         The Charter and By-laws authorize the Registrant to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of any other entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability under applicable provisions of the Restated Certificate of Incorporation, the by-laws of the Registrant or under Section 145 of the DGCL or any other provision of law.

ITEM 16. EXHIBITS

5.1      Opinion of Dechert LLP

23.1 Consent of PricewaterhouseCoopers LLP, an independent registered accounting firm

23.2     Consent of Counsel (included as Exhibit 5.1)

24.1     Power of Attorney (included in signature page)

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                   iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  Provided however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

         2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

                   i.   If the Registrant is relying on Rule 430B:

                   A. Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

                   B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or
                        (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

                   ii. If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

         5. That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                   i. Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

                   ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

                   iii. The portion of any other free writing prospectus
                        relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

                   iv. Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

         The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 24, 2006.

BLUEFLY, INC.

         By: /s/ Melissa Payner-Gregor
             -------------------------------------
             Melissa Payner-Gregor
             Chief Executive Officer and President

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Melissa Payner-Gregor and Patrick
C. Barry, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this Registration Statement on Form S-3, and any subsequent registration statements pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                             TITLE                       DATE
--------------------------------   ----------------------------------   ---------------
/s/ Melissa Payner-Gregor          Chief Executive Officer, President   August 24, 2006
--------------------------------   and Director (Principal Executive
Melissa Payner-Gregor              Officer)

/s/ Patrick C. Barry               Chief Financial Officer and Chief    August 24, 2006
--------------------------------   Operating Officer (Principal
Patrick C. Barry                   Financial and Accounting Officer)

/s/ Alan Kane                      Chairman of the Board                August 24, 2006
--------------------------------
Alan Kane

/s/ Barry Erdos                    Director                             August 24, 2006
--------------------------------
Barry Erdos

/s/ Christopher G. McCann          Director                             August 24, 2006
--------------------------------
Christopher G. McCann

/s/ Martin Miller                  Director                             August 24, 2006
--------------------------------
Martin Miller

/s/ Neal Moszkowski                Director                             August 24, 2006
--------------------------------
Neal Moszkowski

/s/ David Wassong                  Director                             August 24, 2006
--------------------------------
David Wassong

/s/ Ann Jackson                    Director                             August 24, 2006
--------------------------------
Ann Jackson

           SIGNATURE                             TITLE                       DATE
--------------------------------   ----------------------------------   ---------------
/s/ Riad Abrahams                  Director                             August 24, 2006
--------------------------------
Riad Abrahams

/s/ Michael Gross                  Director                             August 24, 2006
--------------------------------
Michael Gross

                                INDEX TO EXHIBITS

EXHIBIT NUMBER    DESCRIPTION
--------------    ------------------------------------------------------
5.1               Opinion of Dechert LLP

23.1 Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.2              Consent of Counsel (included as Exhibit 5.1)

24.1              Power of Attorney (included in signature page)